LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2028	vcangelosi@luselaw.com

October 27, 2022

Via EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First Seacoast Bancorp, Inc.

Registration Statement on Form S-1

Filed September 13, 2022

File No. 333-267398

To Whom it May Concern:

On behalf of First Seacoast Bancorp, Inc. (the “Company”), filed herewith is the Company’s Pre-Effective Amendment No. 1 to Registration Statement on Form S-1, including exhibits (the “Amended Registration Statement”), which has been marked pursuant to SEC Rule 472 in response to the Staff’s comment letter dated October 11, 2022. The Staff’s comments are reproduced below, followed by the Company’s responses. The Amended Registration Statement includes a “Recent Developments” section containing unaudited financial information as of and for period ended September 30, 2022, beginning on page 33 of the Prospectus.

Form S-1 Filed September 13, 2022

Summary, page 1

1.     We note your disclosure on page 107 that all depositors and certain borrowers of First Seacoast Bank have voting rights in First Seacoast Bancorp, MHC as to all matters requiring a vote of members, and that upon completion of the conversion and stock offering, depositors and borrowers will no longer have voting rights. Please disclose this in the summary section or include a cross-reference to this section.

Disclosure has been added to page 2 of the Prospectus in response to this comment.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

October 27, 2022

Inflation can have an adverse impact on our business and on our customers, page 19

2.     We note your risk factor indicating that inflation can have an adverse impact on your business and on our customers. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, if applicable, discuss how your business has been materially affected by the various types of inflationary pressures you are facing.

Disclosure has been added to page 20 of the Prospectus in response to this comment. Aside from the effects of inflation described in the added disclosure, recent inflationary pressures have not materially impacted the Company’s operations to date.

We have a high concentration of loans secured by real estate in our market area, page 20

3.     Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

Disclosure has been added to page 21 of the Prospectus in response to this comment.

Pro Forma Data

At and for the Year Ended December 31, 2021, page 43

4.     We note your reference to a footnote (8) in the table on the line items Stockholders’ equity per share, Pro forma stockholders’ equity per share, and Pro forma tangible stockholders’ equity per share; however, there is no related footnote (8) disclosed on page 44. Please revise your disclosures accordingly.

The footnote disclosures on page 55 of the Prospectus have been revised accordingly.

5.     We note your adjustment to pro forma stockholders’ equity and pro forma stockholders’ equity per share for the cost to withdraw from defined benefit pension plan, which is described in footnote 4. Please explain your consideration to reflect an adjustment to the pro forma net income and pro forma earnings per share for the cost to withdraw from the defined benefit pension plan. Cite any authoritative literature in your response.

Disclosure has been added to pro forma tables on pages 53 and 54 of the Prospectus in response to this comment.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

October 27, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Critical Accounting Policies and Critical Accounting Estimates, page 47

6.     We note that your critical accounting policies involve the calculation of the allowance for loan losses and the measurement of the fair value of financial instruments. For all critical accounting estimates that involve a significant level of estimation uncertainty, please expand your disclosures for the following:

•	identify the key quantitative inputs in your baseline estimates;

•	explain the qualitative adjustments made to the baseline estimate;

•	discuss why each critical accounting estimate is subject to uncertainty;

•	how much each estimate and/or assumption has changed over the relevant period; and

•	a sensitivity analysis of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Disclosure has been added to pages 58 and 59 of the Prospectus in response to this comment.

FSB Wealth Management, page 81

7.     We note your disclosure here and throughout that the investment management services provided by FSB Wealth Management are offered through a third-party registered broker-dealer and investment advisor. Please revise to disclose the name of the broker-dealer, discuss the material terms of any agreements with the third-party, and file the agreement as an exhibit. If material, please also add a risk factor related to your reliance on a third-party for wealth management services.

Disclosure has been added to page 93 of the Prospectus in response to this comment.

The Company believes that the Investment Services Agreement between First Seacoast Bank and Infinex Investments, Inc. is not required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. The Company considers the agreement as one that ordinarily accompanies the business of the Company and First Seacoast Bank, and it does not fall within one or more of the categories specified in Item 601(b)(10)(ii) of Regulation S-K.

The Company does not consider wealth management services to be a material part of First Seacoast Bank’s business. Revenues from wealth management services have averaged less than $200,000 during the periods covered by the financial statements (see “Investment services fees” line item in income statements). Accordingly, the Company believes the noted additional risk factor is not warranted.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

October 27, 2022

Committees of the Board of Directors, page 95

8.     We note from your risk factor on page 22 that your business is subject to cybersecurity risks, and that in 2018 you experienced a security event. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Disclosure has been added to pages 107 and 108 of the Prospectus in response to this comment.

Approvals Required, page 106

9.     We note that the affirmative vote of a majority of the total votes eligible to be cast by the members of First Seacoast Bancorp, MHC (i.e., depositors and certain borrowers of First Seacoast Bank) is required to approve the plan of conversion. Please revise to disclose when you plan to conduct these votes and how this vote will be conducted, such as with a proxy statement, or advise. Please also briefly describe what types of matters currently require depositor approval under “Effect on Voting Rights of Depositors and Borrowers” at page 107.

Disclosure has been added to page 118 of the Prospectus in response to this comment.

Description of Capital Stock of First Seacoast Bancorp, Inc., page 137

10.    Consistent with your disclosure on pages 28 and 133, please briefly discuss here the exclusive forum provision contained in the articles of incorporation.

Disclosure has been added to page 150 of the Prospectus in response to this comment.

Financial Statements of First Seacoast Bancorp, page F-1

11.     We note that the Company has presented one single set of financial statements reflecting both unaudited interim and audited annual information. Based on the current presentation, it is not sufficiently clear in the financial statement footnotes which disclosure items and amounts are unaudited or audited. Please revise your financial statements to ensure it is sufficiently clear specifically which items are audited or unaudited, or alternatively, revise to present a separate complete set of unaudited interim financial and audited annual financial statements.

The notes to the consolidated financial statements have been revised in response to this comment.

LUSE GORMAN, PC

U.S. Securities and Exchange Commission

October 27, 2022

Exhibits

12.    Please include the participation interests in the Exhibit 5 legal opinion.

The legal opinion has been revised accordingly and is filed as an exhibit to the Amended Registration Statement.

*        *        *

If you have any questions concerning this matter, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

Enclosure

cc:	Michael Henderson, SEC

Robert Klein, SEC

John Stickel, SEC

Susan Block, SEC

James R. Brannen, First Seacoast Bancorp, Inc.